November 21, 2019

Vivek Sankaran
Chief Executive Officer
Albertsons Companies, Inc.
250 Parkcenter Blvd.
Boise, ID 83706

       Re: Albertsons Companies, Inc.
           Draft Registration on Form S-1
           Submitted October 24, 2019
           CIK No. 0001646972

Dear Mr. Sankaran:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form S-1 submitted October 24, 2019

Non-GAAP Financial Measures, page iv

1. Your computation of "free cash flow" differs from the typical calculation of this measure
       (cash flows from operating activities as presented in the statement of cash flows under
       GAAP less capital expenditures). Refer to Question 102.07 of the staff's Compliance
       & Discussion Interpretation on Non-GAAP Financial Measures for guidance. Please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated.

       The seventh bullet item on page v appears to imply your free cash flow measure represents cash. However, since the measure is based on "adjusted EBITDA" which includes net income determined on an accrual basis, this does not appear to be true.
 Vivek Sankaran
FirstName LastNameVivek Sankaran
Albertsons Companies, Inc.
Comapany 21, 2019
November NameAlbertsons Companies, Inc.
Page 2
November 21, 2019 Page 2
FirstName LastName
         Please revise your filing as appropriate, or advise why your current representation is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of 28 weeks ended September 7, 2019 to 28 weeks ended September 8,
2018
Selling and Administrative Expenses, page 53

2. Please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to section 501.04 of the staff's Codification of Financial Reporting Releases for guidance. Also, please consider this in regard to the factors cited for changes in gross profit for the interim period presented.
Gain on Property Dispositions and Impairment Losses, Net, page 53

3. It appears your disclosure is solely in regard to how the latest period was derived rather than a comparative analysis between the corresponding interim periods. Please revise to include such comparison. Refer to instruction 3 of Item 303(b) of Regulation S-K for guidance.
Business
Our Company, page 75

4. To provide additional context for investors, please consider expanding the graph titled
         "Net Debt" on page 76 to include prior comparable financial periods. For example, consider including Net Debt for the end of fiscal 2018, as you do for the "Net Income"
         and "Adjusted EBITDA" graphs.
Our Competitive Strengths, page 78

5. We note your disclosure on page 81 that "[you] have seen strong growth in [y]our just for
         U loyalty program...with a 24% increase in members during the second quarter of fiscal
         2019 compared to the second quarter of fiscal 2018." In light of your disclosure elsewhere in the filing that the just for U loyalty program was expanded throughout the enterprise as part of your Safeway integration, which resulted in synergies that exceeded your initial synergy target, please explain the degree to which past results are indicative of future performance. In this regard, please disclose any known material trends, favorable or unfavorable, that are reasonably likely to have a material impact on your income, income or result in your liquidity decreasing or increasing in any material way.
Our Strategy , page 82

6. We note that you have identified Cost of Goods Not for Resale as an area of potential cost savings. Please define this term and quantify, if material, to provide additional context for investors.
 Vivek Sankaran
Albertsons Companies, Inc.
November 21, 2019
Page 3


Description of Capital Stock
Choice of Forum , page 134

7. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any ``derivative
         action.   Please disclose whether this provision applies to actions
arising under
         the Securities Act or Exchange Act. In this regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and it is unclear what your statement on page 38 that
         "provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Exchange Act or the Securities Act" is intended to mean. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Notes to Consolidated Financial Statements
Selling and administrative expenses, page F-37

8. Please reconcile your disclosure here that selling and administrative expenses include gains and losses related to disposition of properties and asset impairment losses to your disclosure elsewhere in regard to prior period reclassifications for which gains and losses from property dispositions and impairment losses have been reclassified from Selling and administrative expenses to (gain) loss on property dispositions and impairment losses, net in the statement of operations and comprehensive income (loss).
       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309, if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez at (202) 551-3792 or Lilyanna Peyser at (202) 551-3222, with any other questions.



FirstName LastNameVivek Sankaran                               Sincerely,
Comapany NameAlbertsons Companies, Inc.
                                                               Division of
Corporation Finance
November 21, 2019 Page 3                                       Office of Trade
& Services
FirstName LastName